FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278
28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

REPSOL YPF, S.A.

Item

1.	Repsol YPF, S.A. 2003 Corporate Governance Annual Report

2003 CORPORATE GOVERNANCE

ANNUAL REPORT

INTRODUCTION

This Fiscal Year 2003 Corporate Governance Report has been approved by the full Board of Directors, in a meeting held on March 3, 2004.

Its content is in accordance with the requirements established in Law 26/2003 of July 17 (“Transparency Law”), and Ministerial Order ECO/3722/2003 of December 26, which implements it, and it adheres to the structure established in those two precepts.

Repsol YPF’s distinctive concern about corporate governance has been made manifest since 1995, the year in which it adopted a Regulation for the Board of Directors, which established the Company’s basic policy rules regarding corporate governance, as well as the specific system of operation for the Board and its Committees.

That Regulation was amended on two occasions (1997 and 2002) to include the best practices at those times, and it was finally replaced by a new Board of Directors Regulation, whose text was approved by the Board of Directors on March 26, 2003.

Its structure and principles are similar to those of the previous Regulations. It is inspired in codes of good governance generally accepted in international markets, and its principles assume the recommendations of the so-called Olivencia Report (“Informe Olivencia”), made public in 1998, the Spanish Market Code of Good Governance. It also adopts the principles and recommendations of the Report of the Special Commission to Foster Transparency and Security in the Markets and Listed Companies, published on January 8, 2003. It likewise reflects the requirements imposed upon foreign companies traded in the United States by the “Sarbanes Oxley Act,” and the provisions to implement it issued by the regulatory body of that Market, the “Securities and Exchange Commission” (S.E.C.).

As part of the process of continuously adapting its corporate governance principles to best practices, the Board of Directors, keeping in mind the multiple initiatives both domestically and internationally that have been occurring during 2002 and 2003 in this regard, has undertaken a full review of its corporate governance rules, and as a result of that review the following actions taken during 2003 are noteworthy:

•                  The Board of Directors approved a new Board of Directors Regulation on March

26, 2003. In that same meeting of the Board the specific Regulations were adopted for the operation of the Audit and Control Committee, the Nominations and Compensation Committee, and the Strategy, Investments and Competition Committee.

•                  The Board of Directors made a proposal to the General Meeting of Stockholders for a General Meeting of Stockholders Regulation, which was approved by it on April 4, 2003. Its principal aim was to articulate the rights of stockholders in the Company’s essential decision-making process.

•                  That same Regular Meeting of Stockholders, held on April 4, 2003, also approved the Board’s proposal on the bylaw regulation of the Audit and Control Committee, in effect in the Company since 1995.

•                  The Board of Directors, in its meeting of July 11, 2003, approved new Rules of Conduct for the Repsol YPF group within the framework of the Securities Market, which regulates, among other matters, the holding and disposing of the Company’s stock and the handling of privileged information, on the part of managers and specific employees.

•                  On November 26, 2003, the Board of Directors approved a Code of Ethics and Conduct for Repsol YPF’s Employees, whose purpose is to systematize the guidelines that govern the conduct of all Repsol YPF directors and employees in the performance of their functions and their business and professional relations, with absolute respect not only for the prevailing laws in each country, but also for the ethical principles of the respective cultures.

The principles and regulations on corporate government have been compiled in the documents cited above, as well as in the Company’s Bylaws, all of which are available to stockholders and the investment community in general on the Company’s website (www.repsolypf.com).

In order to summarize the content of the Report presented below, some of the principles that inspire Repsol YPF’s Corporate Governance should be noted:

•                  Confirmation of the overall function of fostering and supervising corporate management as the Board’s essential mission, stressing the express reservation of powers not available for delegation that are closely linked to that mission’s achievement.

•                  Express acknowledgment of the stockholders’ key role in the Board’s determination of corporate interests, with a view to enhancing the existing channels for institutional expression and creating new ones reflecting the equal treatment principle, which will permit a less formal and more permanent interaction than is possible through the institutional forums.

•                  Decisive support in use of the Company’s website as regular means of communication with stockholders.

•                  Optimization of the Board of Directors’ structure through:

•                  The presence of an Executive President whose powers are circumscribed by the existence of a core set of powers that the Board of Directors cannot delegate and the obligation to bear in mind the opinions of the Board’s Special Committees (Audit and Control, Appointments and Compensation, and Strategy, Investments, and Competition) when carrying out his most sensitive functions.

•                  Likewise, the existence of a Managing Director.

•                  The appointment of Independent Outside Directors, comprising the most numerous group of Directors and holding (together with the Institutional Outside Directors) a substantial majority of the Board, whose size is determined in accordance with the best practices in this respect.

•                  The creation of a Management Committee of the Board, with powers delegated to it on a standing basis and a substantial majority of whose members are non-Executives, as well as three Specialized Committees (Audit and Control, Nomination and Compensation, and Strategy, Investments, and Competition), responsible for examining and making proposals on essential issues for the Board’s operation that will enhance the effectiveness of its performance. The first two such Committees are composed entirely of Independent Outside and Institutional Outside Directors, and Executive Directors cannot sit on them.

•                  Regulation of the procedure for holding meetings, designed to foster effective participation therein (advance notice, agenda content, etc.).

•                  The adoption of Legal Provisions for Directors, to facilitate the exercise of their rights and fulfillment of their obligations through:

•                  Reasonable access to information and advising.

•                  The adoption of a list of their obligations, with special emphasis on the duties of loyalty and integrity (confidentiality, non-competition, use of corporate assets, avoidance of conflicts of interest, abstention from deliberations on issues of interest to them, etc.).

•                  Linkage between their compensation and the company’s performance, modulated by each Director’s actual involvement in the Board’s general and specific tasks and entirely informed by a will to maintain transparency.

•                  Objectification of the procedure for choosing Directors by adopting a profile supervised by the Appointments and Compensation Committee.

•                  A commitment to transparency vis-à-vis the financial markets.

•                  Requirement for the Chairman (C.E.O.), the Managing Director and Financial Director (C.F.O.) to certify the Annual Accounts before they are presented to the Board of Directors for them to be drawn up.

This report is divided into the following sections:

A)           THE COMPANY’S CAPITAL STRUCTURE

B)           THE COMPANY’S MANAGEMENT STRUCTURE

C)           RELATED TRANSACTIONS AND INTRAGROUP TRANSACTIONS

D)           RISK CONTROL SYSTEMS

E)           FUNCTIONING OF THE GENERAL SHAREHOLDERS MEETING AND THE COURSE OF ITS MEETINGS.

F)           DEGREE OF COMPLIANCE WITH GOOD GOVERNANCE RECOMMENDATIONS.

A) THE COMPANY’S CAPITAL STRUCTURE

1)             Capital Stock

The Capital Stock of Repsol YPF, S.A., is 1,220,863,463 €, represented by 1,220,863,463 shares with a par value of 1 € each, and is fully subscribed and paid in. It is traded on the four Spanish Markets through the Continuous Market (S.I.B.E.)(1), and on the New York and Buenos Aires Stock Exchanges

2)             Principal Investors

Significant investments in the Capital Stock of Repsol YPF, according to the latest information obtained in the last General Meeting of Stockholders held on April 4, 2003:

• La Caixa d’Estalvis i Pensions de Barcelona(1)	10.17
• Banco Bilbao Vizcaya Argentaria(2)	8.17
• Repinves(3)	5.63
• Petroleos Mexicanos	4.81

(1)         La Caixa holds 10.17% through La Caixa Holding, S.A.. In addition La Caixa has a 41.4% in Repinves.

(2)         Directly holds 7.88% and indirectly another 0.29 through its 100% affiliate Corporación Industrial y de Servicios. The report made public at the time of its General Meeting of Stockholders reflects an interest of 5.61% at 12/31/2003.

(3)         The following are stockholders of Repinvés: La Caixa, Caja de Cataluña and Caja Guipúzcoa.

According to communications sent to the National Securities Exchange Commission on the date of those communications, the following entities held an interest of more than 3% in the capital stock of Repsol YPF.

•                  Brandes Investment indirectly held a 7.07% interest (86,362,685 shares). According to a communication sent by that institution to the National Securities Exchange on March 24, 2003, that interest reflects the sum of the individual interests of different clients of Brandes Investment Partners, LLC, with respect to which Brandes has been generally assigned responsibility for exercising the political rights inherent to the stock, except upon instruction otherwise by the clients.

•                  Chase Nominees Ltd. indirectly held a 5.817% interest. On February 13, 2003, Banco de Santander Central Hispano sent to the National Securities Exchange Commission a communication reporting a significant interest in its capacity as declarant for Chase Nominees Ltd. Chase Nominees made such communication as a third party by acting in behalf of its clients.

(1)  SISTEMA INTEGRADO BURSATIL ELECTRONICO (Integrated Electronic Stock Exchange System)

3)             Family, business, contractual or corporate relationships existing between stockholders with a significant interest and the Company

The contractual relationships between the Company and its stockholders with significant interests derive from ordinary business activities and are reflected in Section C) of this Report.

4)             Shareholdings of members of the Board of Directors

According to the information the Company has, the total amount of stock that current Directors held at December 31, 2003, amounted to 528,070 shares, which represented 0.0432% of the Company’s capital stock.

			Stock
	Date of Appointment					% Capital Stock

BOARD MEMBERS	First	Last	Direct	Indirect	Total
Mr. Alfonso Cortina de Alcocer	6-6-1996	6-28-2000	424,000	—	424,000	0.0347
Mr. Ricardo Fornesa Ribó	10-28-2003	10-28-2003	100	—	100	0.0000
Mr. Manuel González Cid	4-4-2003	4-4-2003	10	—	10	0.0000
Mr. Antonio Hernández-Gil Alvarez Cienfuegos	6-6-1997	3-28-2001	—	—	—	0.0000
Mr. Ramón Blanco Balín	4-4-2003	4-4-2003	20,739	2,116	22,855	0.0019
Mr. Enrique de Aldama y Miñón	7-23-1996	4-21-2002	22,431	10,108	32,539	0.0027
Mr. Gonzalo Anes Alvarez Castrillón	6-6-1997	6-28-2000	2,000	—	2,000	0.0002
Mr. Ignacio Bayón Mariné	6-6-1997	4-4-2003	7,050	—	7,050	0.0006
Mr. Antonio Brufau Niubó	7-23-1996	4-4-2003	3,950	—	3,950	0.0003
Mr. Carmelo de las Morenas López	7-23-2003	7-23-2003	7,376	—	7,376	0.0006
Mr. Juan Molins Amat	6-25-1994	4-21-2002	8,044	—	8,044	0.0007
Mr. Marcelino Oreja Aguirre	6-28-2000	4-21-2002	5,436	—	5,436	0.0004
P.M.I. Holdings B.V.(1)	3-27-1990	4-21-2002	14,700	—	14,700	0.0012
Mr. Gregorio Villalabeitia Galárraga	1-30-2002	4-4-2003	10	—	10	0.0000
TOTALS			515,846	12,224	528,070	0.0432

(1) The final holder of the stock is Petróleos Mexicanos, the only stockholder in this company.

The holding and investment in the stock of Repsol YPF, S.A. and Group companies by members of the Board of Directors, as well as by certain managers and employees, is regulated by the Repsol YPF Groups’ Internal Rules of Conduct within the framework of the Securities Market, approved by the Board of Directors in the meeting held on July 26, 2003. That Regulation has been filed with the National Securities Exchange Commission and was adopted to include the precepts of the Second Additional Provision of the Financial System Reform Measures Act, Law 44/2002 of November 22, adding the new requirements imposed by such Law in Articles 82 and 83 bis. This Regulation constitutes an update of the old Internal Rules of Conduct from 1993.

5)             Quasi-Corporate Agreements and Concerted Actions

The Company has not received any notification whatsoever on the existence of quasi-corporate agreements or concerted actions among its stockholders as they relate to the company.

6)             Treasury Stock

The General Meeting of Stockholders held on April 4, 2003, agreed to authorize the Board of Directors to undertake the derivative purchase of the stock of Repsol YPF, S.A.

The Company has not exercised this authorization. Therefore, neither at 31 December 2003 nor at the date of this report, neither the Company nor any of its affiliates hold any shares of Repsol YPF, S.A.

7)             Legal and Bylaw Restrictions on the Exercise of the Right to Vote and Legal Restrictions on the Purchase or Transfer of Interests in the Capital Stock

Article 27 of the Corporate Bylaws establishes that the maximum number of votes that may be cast in the General Meeting of Stockholders by a single stockholder or companies belonging to a single Group shall be 10% of voting stock.

The exercise of the right to vote, as well as the transfer of interests in the Company’s Capital Stock, may be restricted under certain circumstances as a result of the system known as the “golden share,” which affects, among other companies whose capital stock belonged to the government and was privatized, Repsol YPF S.A. and the so-called “energy golden share” regulated by Law 5/1995, of March 23, and the regulations that implement it, and in Additional Provision 27th of Law 55/1999, of December 29, respectively.

The precepts regulating the “golden share” have been subject to significant modifications introduced through Law 62/2003, of December 30, derived from the terms of the Judgment of the Communities’ Court of Justice of May 13, 2003.

Thus, the acquisition under any title, direct or indirect, including through fiduciary or interposed third parties, of the stock of Repsol YPF or other securities that might directly or indirectly give a right to subscribe to or acquire such stock when the result is holding at least 10% of the capital stock, shall be reported, once the event occurs, to the competent body by reason of subject matter.

The competent organization shall have a one-month period to challenge the reported transaction and it must base its challenge on the existence of significant risks or negative effects, direct or indirect, on the company’s activities, in order to guaranty proper the proper management and provision of its services, determined pursuant to certain criteria, such as the financial means to meet its commitments to provide service, certainty in the continuity of the delivery of goods or the provision of services, and uninterrupted supply at an affordable price, among other things. In the case of Repsol YPF, the mandatory report of the National Energy Commission, as the body that regulates the operation of the energy market, shall be required.

During the aforementioned one-month period, the effectiveness of the reported agreement and political rights (including, among others, attendance and voting), derived from taking an interest in excess of 10% of the company’s capital stock, shall be suspended. To that end, an indirect interest in the company subject to the reporting system shall be construed as such as is made through any company more than 10% of whose capital is held.

The precepts regulating public offerings to purchase stock shall be applicable with respect to matters such as the classification as acquisitions of transactions made by groups of companies or natural or legal persons acting in concert, the calculation of interests when a right to vote is held for a reason other than ownership title and possession or acquisition of securities or instruments that give a right to subscribe to or acquire interests in the capital stock.

This system remains in effect for Repsol YPF through February 6, 2006.

Finally, the regulations governing the “energy golden share” were also subject to modification by Law 62/2003, of December 30. Currently, the obtainment of an interest by public entities, or entities of any nature which are majority owned or controlled by public entities, of at least 3% of the capital stock of energy companies such as Repsol YPF, shall be reported to the Government, the Council of Ministers having a two-month period to recognize or not the exercise of the political rights inherent to such stock, or to subject the exercise thereof to specific conditions in view, among other things, of the principles of objectivity, transparency, equilibrium and the proper functioning of the energy markets and systems. Until the express decision or upon silence from the Council of Ministers, the aforementioned entities may not exercise the voting rights inherent to having obtained the reported interest.

B) STRUCTURE OF THE COMPANY’S MANAGEMENT

1) Composition of the Board of Directors

The Corporate Bylaws establish a minimum of 9 Directors and a maximum of 16.

At December 31, 2003, the Board of Directors of Repsol YPF, S.A., was comprised of the following 14 members:

Chairman	Committees	First Appointment	Status
Mr. Alfonso Cortina de Alcocer	• Management Committee	6-7-1996	Executive

Vice Presidents	Committees	First Appointment	Status
Mr. Ricardo Fornesa Ribó (Director nominated by Caixa)	• Management Committee	10-28-2003	Outside Institutional
Mr. Manuel González Cid (Director nominated by BBVA)	• Management Committee	4-4-2003	Outside Institutional
Mr. Antonio Hernández-Gil Álvarez Cienfuegos	• Management Committee • Nomination and Compensation Committee	6-6-1997	Outside Independent

Managing Director	Committees	First Appointment	Status
Mr. Ramón Blanco Balín	• Management Committee	4-4-2003	Executive

Directors	Committees	First Appointment	Status
Mr. Enrique de Aldama y Miñón	• Management Committee • Strategy, Investments and Competition Committee	7-23-1996	Outside Independent
Mr. Gonzalo Anes Álvarez Castrillón	• Nomination and Compensation Committee	6-6-1997	Outside Independent
Mr. Ignacio Bayón Mariné	• Audit and Control Committee	6-6-1997	Outside Independent
Mr. Antonio Brufau Niubó (Director nominated by Caixa)	• Audit and Control Committee	7-23-1996	Outside Institutional
Mr. Carmelo de las Morenas López	• Audit and Control Committee	7-23-2003	Outside (*)

Directors	Committees	First Appointment	Status
Mr. Juan Molins Amat	• Management Committee • Strategy, Investments and Competition Committee	6-25-1994	Outside Independent
Mr. Marcelino Oreja Aguirre	• Audit and Control Committee	6-28-2000	Outside Independent
P.M.I. Holdings B.V. (Represented by Mr. Raúl Muñoz Leos)	• Management Committee • Strategy, Investments and Competition Committee	3-27-1990	Outside Institutional
Mr. Gregorio Villalabeitia Galárraga (Director nominated by BBVA)	• Nomination and Compensation Committee	01-30-2002	Outside Institutional

Non-Director Secretary of the Board
Mr. Francisco Carballo Cotanda

(*)       C.F.O through July 2003.  Does not meet the conditions required by the Board’s Regulation to be an Independent or an Institutional Outside Director.

The Regulation establishes that the Chairman of the Board of Directors shall also be the company’s Chief Executive Officer, and is limited in his powers by the existence of a core of authorities pertaining to the Board of Directors which, as explained above, cannot be delegated, and taking into consideration the opinions of the special Committees (Audit and Control, Nomination and Compensation, and Strategy, Investments and Competition Committees) when exercising his most sensitive functions. The Chairman of the Board of Directors is Mr. Alfonso Cortina de Alcocer.

Since April 4th, 2003, Mr. Ramón Blanco Balín is the Managing Director of Repsol YPF, S.A. having all authorities of the Board except those that cannot legally be delegated and those appearing as indelegable in the Regulations.

Following is a brief description of the profile of the members of the Board of Directors:

•                  Alfonso Cortina de Alcocer: Madrid, 1944. Industrial Engineer. Licentiate in Economic and Business Sciences. Executive Chairman of Repsol, S.A. since June 1996 and Executive Chairman of YPF since July 1999. Has held several positions as chief executive, in Banco de Vizcaya Group, Banco Hispano Americano Group, Portland Valderribas and Cementos Portland. Has been a Director of BBVA, Banco Central, Banco Zaragozano, FCC, Ferrovial and other companies. Currently holds several positions in different companies and groups, both national and international, such as: Director of the Institut Français du Pétrole (IFP), the European Roundtable of Industrialists (ERT), the Executive Committee of the Foundation for Technology Innovation (COTEC), and the International Advisory Board of Allianz AG.

•                  Ricardo Fornesa Ribó: Barcelona, 1931. Licentiate in Law, Commercial Governor and Attorney of the State. Currently Chairman of La Caixa, Chairman Executive of Agbar, Executive Vice President of Caifor and Inmobiliaria Colonial. Is 1st Vice President of CECA, as well as Chairman of the Board of Trustees of the Ramon Llull University Foundation, as well as other relevant positions. He is also a Trustee of the Carolina Foundation and the Modern Art Museum of Barcelona Foundation. He also has been awarded with the Golden Medal of the Chamber of Barcelona, the Medal of l’Ordre du Mérit of France and the Bernardo O’Higgins Medal of Chile.

•                  Manuel González Cid: Madrid 1963. Licentiate in Economic and Business Sciences from Universidad Complutense de Madrid, Business Technician and Economist of the State on extended leave of absence and MBA from the Graduate School of Business of the University of Chicago. Currently Director of Finance and Member of the Management Committee of BBVA and Director of Banca Nazionale del Lavoro (BNL) Italy. Previously, held the position of Assistant Director General BBVA, Corporate Expansion Unit.

•                  Mr. Antonio Hernández-Gil Alvarez-Cienfuegos: Burgos, 1953. Licentiate in Law from Universidad Complutense. Since 1983 professor at the Civil Law University, which professorship he has held at the University of Santiago de Compostela, and currently at UNED. Practicing attorney since 1974, specializing in Civil and Commercial Law, has been a member of the Board of Governors of the Bar Association of Madrid since 1981.

•                  Mr. Ramón Blanco Balín: León, 1952. Licentiate in Economic and Business Sciences from Universidad Complutense de Madrid, Financial Inspector of the State and Auditor. After his professional career began in the Public Administration, he joined private enterprise, and was a director of Banco Zaragozano and a member of its Executive Committee from 1990 to 1996, the year in which he joined Repsol YPF as a Director, where until his appointment as Managing Director in 2003 he held several positions. He is a director and member of the Executive Committee of Gas Natural SDG and Enagás and a director at NH Hoteles.

•                  Mr. Enrique Aldama y Miñón: Madrid, 1933. Doctor of Engineering in Roads, Canals and Ports. Chairman of SEOPAN, Build2Edifica, S.A., the Enterprise Board for the Information Society, and Vice President of CEOE. He holds the Grand Crosses for Civilian Merit and Military Merit and is a Distinguished Member of the Association of Road, Canal and Port Engineers.

•                  Mr. Gonzalo Anes Alvarez Castrillón: Trelles (Asturias), 1931. Doctor of Economic Sciences from the University of Madrid and Professor by examination in Economic History at the Universities of Santiago de Compostela and Madrid. Currently, Professor of History and Economic Institutions at Universidad Complutense. Director of the Royal Academy of History. National History Prize 1995.

•                  Mr. Ignacio Bayón Mariné: Madrid, 1944. Doctor of Law from Universidad Complutense de Madrid and Attorney (on extended leave-of-absence) of the Council of State and the Parliament. Minister of Industry and Energy from May 1980 through December 1982. During this time he created the INH (National Institute of Hydrocarbons). He is Chairman of Realia and Citroën Spain.

•                  Mr. Antonio Brufau Niubó: Mollerussa (Lleida), 1948. Licentiate in Economic Sciences from the University of Barcelona. Director General of La Caixa, Chairman of Gas Natural SDG. Also Director of Agbar, Acesa, Enagas, Inmobiliaria Colonial and Caixa Holding.

•                  Mr. Carmelo de las Morenas López: Seville, 1940. Licentiate in Economic Sciences and Law from Universidad Complutense de Madrid. Began his professional career at Arthur Andersen & Company, and then held the position of Director General of the Spanish affiliate of The Delet Banking Corporation and the Financial Director of Madridoil and Transportes Marítimos Pesados. Joined Repsol Group in 1979 where he held different positions of responsibility. In 1989 was named Chief Financial Officer, which position he held until ending his professional career in the Company. Currently is Director of The Britannia Steamship Association, Ltd., Musini S.A., and Spanish delegate of the IASB’s Strategy Committee.

•                  Mr. Juan Molins Amat: Barcelona, 1942. Road, Canal and Port Engineer and PADE-IESE. Among other positions, is currently Vice President and Director General of Cementos Molins, S.A. (Spain), and Chairman of Cementos Avellaneda, S.A. (Argentina), and Corporación Moctezuma (Mexico).

•                  Mr. Marcelino Oreja Aguirre: Madrid, 1935. Doctor of Law from the University of Madrid and Doctor Honoris Causa from the Universities of Zaragoza and Seville. Former Minister of Foreign Affairs, Secretary General of the Council of Europe and Commissioner of Energy, Transportation and Audiovisuals. Currently Chairman of FCC Group and Vice President of the Royal Academy of Moral and Political Sciences. He holds the rank of Ambassador of Spain.

•                  P.M.I. Hondings, B.V. (represented by Mr. Raúl Muñoz Leos): México 1939. Raul Muñoz Leos has been the Director General of Petróleos Mexicanos since the beginning of December 2000. He has been Chairman and Director General of DuPont Mexico and Chairman of DuPont, S.A. de C.V. He was Vice President of the American Chamber of Commerce of Mexico and member of the Board of Trustees of the UNAM School of Chemistry and the former San Idelfonso College. He has held several positions in industry, the market, engineering, planning, and human resources. He a Chemical Engineer from the National Autonomous University of Mexico.

•                  Mr. Gregorio Villalabeitia Galarraga: Baracaldo, 1951. Licentiate in Law and Economic Sciences from the Business University of Deusto. He is Director of Affiliated Companies at Banco Bilbao Vizcaya Argentaria (BBVA). Previously, he was Director General of BBVA’s Investment Bank, Director General of Argentaria, of Caja Postal, and Banco Hipotecario, and Managing Director of Caja Postal, S.A. and of Banco de Crédito Local. He has also held the position of Director General of Caja de Ahorros Vizcaína and Banco Cooperativo Español.

•                  Mr. Francisco Carballo Cotanda: Santa Cruz de Tenerife, 1938. Attorney Economist from the University of Deusto, Licentiate in Law from the University of Valladolid and Attorney of the State. He has been Director of Legal Affairs and Secretary of the Board of Directors of several Group companies. In March 1985 he moved to the NATIONAL INSTITUTE OF HYDROCARBONS, as Secretary of the Board of Directors and Director General of Legal Affairs, acting as Secretary of the Board of Directors of Repsol since 1987.

2)             Directors Named to Represent Principal Stockholders, or Who were Nominated by Them

•                  La Caixa d’Estalvis i Pensions de Barcelona as holder of a significant interest in the capital of Repsol YPF, nominated the following Directors in office on December 31, 2003:

•                 Mr. Ricardo Fornesa Ribó.

•                 Mr. Antonio Brufau Niubó

•                  Banco Bilbao Vizcaya Argentaria as holder of a significant interest in the Capital of Repsol YPF, nominated the following Directors in office:

•                 Mr. Manuel González Cid.

•                 Mr. Gregorio Villalabeitia Galárraga.

•                  Petróleos Mexicanos, holding 4.81% of the Capital of Repsol YPF, S.A., holds a position on the Board of Repsol YPF, through P.M.I. Holdings, B.V.

3)             Members of the Board of Directors of Repsol YPF, S.A. Who are Also Members of the Board of Directors or Managers of Principal Stockholder Companies

•                  The Director, Mr. Ricardo Fornesa Ribó, is Chairman of La Caixa d’Estalvis i Pensions de Barcelona.

•                  The Director, Mr. Antonio Brufau Niubó, is Director General of Caixa d’Estalvis i Pensions de Barcelona.

•                  The Director, Mr. Manuel González Cid is Director of Finance Banco Bilbao Vizcaya Argentaria.

4)             Members of the Board of Directors of Repsol YPF who Hold Director or Management Positions in Other Group Companies

Director

Company

Mr. Alfonso Cortina de Alcocer

YPF, S.A.

Mr. Ramón Blanco Balín

YPF, S.A.

Mr. Antonio Hernández-Gil Alvarez-Cienfuegos	YPF, S.A.

5)             Members of the Board of Directors of Repsol YPF who Hold Director or Management Positions in Other Publicly Traded Spanish Companies

Director	Management Position in Other Publicly Traded Spanish Companies
Mr. Ricardo Fornesa Ribó	• Chairman of Sociedad General de Aguas de Barcelona, S.A. • Chairman of Inmobiliaria Colonial, S.A.
Mr. Ramón Blanco Balín	• Member of the Board of Directors of Gas Natural SDG. S.A. • Member of the Board of Directors of Enagas, S.A. • Member of the Board of Directors of NH. HOTELES, S.A.
Mr. Enrique de Aldama y Miñón	• Member of the Board of Directors of Tecnocom, S.A. • Member of the Board of Directors of Amper, S.A.
Mr. Gonzalo Anes Álvarez Castrillón	• Member of the Board of Directors of Fomento de Construcciones y Contratas, S.A.
Mr. Antonio Brufau Niubó	• Chairman of the Board of Directors of Gas Natural SDG, S.A. • Director of Enagas, S.A.
Mr. Juan Molins Amat	• Member of the Board of Directors of Cementos Molins, S.A.
Mr. Marcelino Oreja Aguirre	• Member of the Board of Directors of Fomento de Construcciones y Contratas, S.A. • Member of the Board of Directors of Acerinox, S.A.

Director	Management Position in Other Publicly Traded Spanish Companies
Mr. Gregorio Villalabeitia Galárraga	• Member of the Board of Directors of Gas Natural SDG, S.A. • Member of the Board of Directors of Telefónica, S.A. • Member of the Board of Directors of Iberia, S.A.

6)             Compensation of the Board of Directors and Senior Management

a)             Compensation of the Members of the Board of Directors

•                  Because of Their Positions on the Board of Directors

Pursuant to the provisions of Art. 30 of the Corporate Bylaws, the Company may in each fiscal year assign as compensation of the members of the Board of Directors an amount equivalent to 1.5% of net profit, which may only be deducted after legal and other reserves have been seen to, and after a dividend of at least 4% has been recognized to stockholders.

Pursuant to the system established and approved by the Nomination and Compensation Committee, the amount of compensation accrued annually for belonging to each of the Group’s corporate governing bodies amounts to the following:

Governing Body	Euros
Board of Directors	140,272

Management Committee	140,272

Audit and Control Committee	35,068

Strategy, Investment and Competition Committee	35,068

Nomination and Compensation Committee	35,068

The amount of the compensation accrued in fiscal year 2003 by members of the Board of Directors because of their positions on it, charged to the aforementioned bylaw allocation, amounted to 3.28 million euros, as per the following detail:

	Compensation for Belonging to Management Bodies
	Comments	Board	Management Comm.	Audit Comm.	Nomination and Comp. Comm.	Strategic Comm.	TOTAL
Alfonso Cortina de Alcocer	Unchanged	140,272	140,272				280,543
Enrique de Aldama y Miñon	Unchanged	140,272	140,272			35,068	315,611
Gonzalo Anes Alvarez Castrillón	Unchanged	140,272			35,068		175,340
Ignacio Bayón Mariné	Unchanged	140,272		35,068			175,340
Antonio Brufau Niubó	Unchanged	140,272		35,068			175,340
Antonio Hernandez-Gil Alvarez Cienfuegos	Unchanged	140,272	140,272		35,068		315,611
Juan Molins Amat	Unchanged	140,272	140,272			35,068	315,611
PMI Holdings B.V.	Unchanged	140,272	140,272			35,068	315,611
Marcelino Oreja Aguirre	Unchanged	140,272		35,068			175,340
Gregorio Villalabeitia Galarraga	Unchanged	140,272			35,068		175,340
Manuel González Cid	Joined April 2003	105,204	105,204				210,408
Ramón Blanco Balín	Joined April 2003	105,204	105,204				210,408
Carmelo de las Morenas López	Joined July 2003	58,447		2,922			61,369
Ricardo Fornesa Ribó	Joined October 2003	23,379	23,379				46,757
José Vilarasau Salat	Left October 2003	116,893	116,893				233,786
José Ignacio Goirigolzarri Tellaeche	Left April 2003	46,757	46,757				93,514

Furthermore, it must be noted that:

•                  The members of the Board of Directors of Repsol YPF, S.A., have not had granted or made to them loans by any Group, multi-group or affiliated company.

•                  No Group, multi-group or affiliated company has contracted pension or life insurance obligations with any former or current members of the Board of Directors of Repsol YPF, S.A., except for those members who are also managers, with whom it has contracted such as are inherent to this group.

•                  From Performing Management Duties and Functions

The amount of wages and salaries for all items accrued in fiscal year 2003 by those members of the Board of Directors who, during that fiscal year and considering the appointment of the Managing Director since April 2003, have had an employment-type relationship or held executive positions in the Group, amounted to 4.2 million euros, 2.8 and 1.4 million euros corresponding to the Chairman and Managing Director, respectively.

Furthermore, the 2001-2005 and 2002-2006 Incentive, originating from fiscal years 2001 and 2002, respectively, have been paid in advance, by payment of an amount of unconsolidated compensation not related to the stock price of Repsol YPF, S.A. The amount paid for both items was 1.2 million euros, for members of the Board who are classified as executives.

•                  From Belonging to the Boards of Directors of Affiliates

The amount of compensation accrued in fiscal year 2003 by members of the Board of Directors of Repsol YPF, S.A., from belonging to the administrative bodies of other Group, multi-group or affiliated companies, amounted to 1.01 million euros, as per the following detail:

	YPF, S.A.	Gas Natural SDG, S.A.	Enagas, S.A.	TOTAL
Alfonso Cortina de Alcocer	87,301			87,301
Antonio Hernández-Gil Alvarez Cienfuegos	35,452			35,452
Antonio Brufau Niubó		310,000	67,600	377,600
Gregorio Villalabeitia Galarraga		110,000		110,000
Ramón Blanco Balín	63,371	210,000	53,000	326,371
Carmelo de las Morenas López		63,637		63,637

•                  From Civil Liability Insurance Premiums

The members of the Board of Directors are covered by the same civil liability policy that insures all managers and management personnel of the Repsol YPF Group.

b)             Senior Management Compensation

•                  Scope

The information included in this section pertains to the 17 people who form or have formed part of the Group’s Senior Management during fiscal year 2003, excluding those who are also Directors of Repsol YPF, S.A., given that their information was already included in Section a).

•                  Wages and Salaries

Senior Management receives compensation with a fixed and variable component, the latter being calculated as a specific percentage of fixed compensation, which is received as a function of the degree to which certain objectives are met.

Total compensation accrued by Senior Management in fiscal year 2003 amounted to a total of 13.0 million euros, as per the following detail:

Item	Euros
Salary	4,973,226
Per-Diems (1)	432,433
Variable Compensation (2)	7,034,304
Compensation in Kind	535,202

(1) Corresponds to the compensation of members of the Management Committee for belonging to the boards of directors of Repsol YPF Group companies. The amounts collected for this item are deemed payments against variable compensation and, therefore, are deducted from the amount of the final payment thereof.

(2) Includes compensatory amounts paid by paying the 2001-2005 and 2002-2006 Incentives (see next heading).

•                  Incentives

There are several loyalty programs aimed at the Group’s managers that consist in establishing a medium- and long-term incentive, whose purpose is to strengthen managers’ ties to the interests of the stockholders, while at the same time favoring the best people’s remaining with the Group in an ever more competitive labor environment.

During fiscal year 2003 the 2001-2005 and 2002-2006 Senior Management Incentives were paid in advance, by payment of an amount of unconsolidated compensation not related to the stock price of Repsol YPF, S.A. The amount paid for both items was 4.1 million euros.

•                  Loyalty Premium

The Group has recognized a deferred compensation plan for its management personnel, whose purpose is to compensate for their remaining in the Repsol YPF Group, according to which, for each employee included therein, the Group provisions a specific percentage of their fixed compensation. The premium is paid only if any of the following circumstances occurs: (i) the employee remains a management employee for at least 30 years; or (ii) retirement, removal for undue dismissal, or leaving the company at its request without there being a cause for dismissal. The amount contributed for this item for Senior Management during fiscal year 2003 amounted to 0.7 million euros.

•                  Pension Fund and Insurance Premiums

The amount of contributions made by the Group in 2003 with respect to the mixed defined contribution plans adapted to the Pension Plans and Funds Act maintained with management personnel, together with the amount of premiums paid for life and accident insurance, amounted to 0.4 million euros for Senior Management.

Senior Management is covered by the same civil liability policy that covers all administrators and managers of the Repsol YPF Group.

•                  Advances and Loans Granted

At December 31, 2003, the Company has granted loans to members of Senior Management in the amount of 1.41 million euros, accruing an average interest rate of 2.975% during this fiscal year. All these loans were granted prior to fiscal year 2003.

7)             Rules of Organization and Functioning of the Board of Directors

Repsol YPF is managed by a Board of Directors that pursuant to its Corporate Bylaws must be comprised of at least nine and no more than sixteen members. The members of the Board of Directors are elected by the General Meeting of Stockholders for a four-year period. The Board of Directors chooses the Chairman from among its members.

Repsol YPF’s Board of Directors is the Company’s representative under the terms established by the law and bylaws.

a)             Functions of the Board of Directors

Article 4.3 of the Regulation of the Board of Directors establishes the functions of the Board of Directors, which are as follows:

•                  Appoint Directors, in case of vacancies, until the next General Meeting of Stockholders occurs, within the limits of the law and the bylaws and as expressly established in the Regulation of the Board of Directors.

•                  Accept the resignation of Directors.

•                  Appoint and remove the Chairman, Vice Presidents, Secretary and Vice Secretary of the Board of Directors.

•                  Delegate authorities to any of its members, under the terms established in the Law and the Bylaws, and the revocation thereof.

•                  Appoint and remove Directors who must form the different Committees stipulated by the Board’s Regulation.

•                  Prepare the annual financial statements and present them to the General Meeting of Stockholders.

•                  Present such reports and proposed resolutions as, pursuant to the provisions of the Law and the Bylaws, the Board of Directors must prepare for the knowledge and approval, if applicable, of the General Meeting of Stockholders.

•                  Establish the Company’s economic objectives and approve, upon proposal by Senior Management, the strategies, plans and policies designed to achieve them, the achievement of such activities being subject to its control.

•                  Approve acquisitions and sales of those assets of the Company or its affiliates, which, for any reason, are especially significant.

•                  Prepare its own organization and functioning, as well as that of the Company’s Senior Management, and especially amend the Board’s Regulation.

•                  Perform such roles as the General Meeting of Stockholders has granted to the Board of Directors (which it may only delegate if expressly stipulated by the resolution of the General Meeting of Stockholders).

b)             Meetings, Notifications and Quorums

The Board of Directors meets in an ordinary session monthly, and an annual calendar of its ordinary sessions is prepared sufficiently in advance. Thus, during fiscal year 2003 the Board of Directors held 12 sessions, and the Chairman of the Board attended all of them.

Furthermore, the Board of Directors will meet whenever the Chairman deems pertinent or at the request of Directors who represent at least one-quarter of the members of the Board.

Notification of meetings of the Board of Directors shall be issued by letter, telex, telegram or fax to each of the Directors at least 48 hours in advance of the date indicated for the meeting, and it will include the Agenda thereof. To this shall be attached the minutes of the previous meeting, whether or not approved.

A meeting of the Board shall be valid without prior notification if all Directors are present or represented and unanimously agree to hold the meeting.

A meeting of the Board of Directors may in emergency cases be called without the minimum advance notice, in which case the emergency must be agreed by all those attending when the meeting begins.

Meetings of the Board of Directors shall normally take place at the company’s registered address, but may also be held at any other place decided by the Chairman and indicated in the notification.

The authority to establish the Agenda of meetings shall pertain to the Chairman although any of the Directors may request, prior to notification, the inclusion in the Agenda of such points as in his judgment are appropriately dealt with by the Board.

A meeting of the Board of Directors shall be validly held when one-half plus one of its members attending the meeting, in person or by proxy.

Resolutions shall be adopted by an absolute majority of votes, present or represented. In case of a tie the Chairman or whoever acts as such in the meeting shall have the tie-breaking vote. Super-majorities are not required for any resolution except in the case of permanent delegation of any authority of the Board of Directors to the Management Committee or to Managing Directors, which will require the favorable vote of two-thirds (2/3) of the members of the Board pursuant to the provisions of the Corporate Bylaws.

Board Members may grant a proxy without any limitation whatsoever to another Board Member for attendance at meetings. The proxy may be granted by any written means addressed to the Chairman.

c)              Types of Directors

The Board of Directors’ Regulation establishes that there will be at least three types of Directors: Executive (with executive and Senior Management responsibilities in the Company, of whom there can be no more than three), Institutional Outside Directors (nominated by those holding significant stable interests in the Company’s capital), and Independent Outside Directors (who shall meet the requirements for independence established in the Board’s Regulation).

There is no specific rule in the Regulation on the proportion that should exist among the different types of Directors (with the exception of the aforementioned rule regarding the maximum number of Executive Directors).

All Directors have the same rights, duties and responsibilities. The distinction fundamentally affects their assignment to Board Committees.

d)             Appointment and Reelection of Directors

The Company’s General Meeting of Stockholders is responsible for appointing members of the Board of Directors, notwithstanding the authority the Board has to designate Board Members by co-optation if a vacancy occurs.

Appointments shall be made of persons who, beyond meeting the requirements of the law and bylaws which the position demands, enjoy recognized prestige and possess the professional knowledge and experience appropriate for the performance of their functions.

The following may not be proposed or designated as Independent Outside Directors:

•                  Those who have had in the last two years a significant direct or indirect employment, business or contractual relationship with the Company, its Managers, Institutional Outside Directors or Group companies whose stockholdings they represent, credit institutions with a notable position in the Company’s finances, or organizations that receive significant subsidies from the Company.

•                  Those who are Directors of another publicly traded company that has Institutional Outside Directors in the Company.

•                  Those who have a close family relationship, either blood or by affinity, with Executive or Institutional Outside Directors, or members of the Company’s Senior Management.

If any of the preceding relationships exist it may be evaluated and waived by the Board, with a report from the Nomination and Compensation Committee, documented in the Annual Report.

No age limit is established for holding the position of Director nor is there a limited term of office for Independent Outside Directors.

There is no special essential requirement for access to the positions of Chairman or Vice President.

The qualifications of the persons proposed for appointment as members of the Company’s Board of Directors shall be reviewed by the Nomination and Compensation Committee, composed exclusively of Outside Directors, in view of the personal and professional status of the candidate. The Committee shall issue a specific report to the Board of Directors in this regard.

Likewise the Nomination and Compensation Committee, in charge of evaluating the quality and dedication required of the Directors proposed during the preceding term of office, shall obligatorily report on the proposal for reelection of Directors that the Board of Directors decides to submit to the General Meeting of Stockholders.

The Director affected by proposals for appointment, reelection or termination shall refrain from intervening in the deliberations and votes related to such matters.

Directors shall hold office for the time during which they were named by the Company’s General Meeting of Stockholders as ordered in the Corporate Bylaws or, if designated by co-optation, for the time remaining in the term of office of the

Directors whose vacancy was thus covered, except if the General Meeting of Stockholders, when confirming the appointment made by the Board, indicates a greater time period.

e)              Removal and Dismissal of Directors

Directors shall cease serving when the period for which they were appointed expires, except if they are reelected.

Directors shall likewise relinquish their positions to the Board of Directors, and formalize, if it so deems appropriate, the corresponding resignation, in the following cases:

•                  When Executive Directors no longer hold the executive positions outside the Board to which their designation as Director was related.

•                  When they are covered by any of the cases of conflict of interest or disqualification stipulated by law.

•                  When they are seriously warned by the Audit and Control Committee, because they have violated their obligations as Directors.

f)                Rights and Responsibilities of Directors

The Regulation governs the rights and responsibilities of Directors, noteworthy among these being the obligation to avoid conflicts of interest, the duty to maintain confidentiality, the obligation not to compete, use of corporate information and assets, and the duty to refrain from voting when they have a private interest.

g)             Special Committees

Without prejudice to the bylaw-sanctioned ability of the Board to create other committees, with or without management authorities, the following committees currently exist: the Management Committee, as the delegated body of the Board; the Audit and Control Committee; the Nomination and Compensation Committee; and the Strategy, Investments and Competition Committee, the latter three as specialized Committees within the Board with supervisory, reporting, advisement and proposal functions.

•                  Management Committee

The Management Committee is comprised of the Chairman of the Board of

Directors and a maximum of seven Directors pertaining to each of the existing types. The appointment of members to it requires the favorable vote of at least two-thirds of currently serving members of the Board.

At December 31, 2003, the Management Committee was comprised of the following members:

EXECUTIVE

Mr. Alfonso Cortina de Alcocer

Mr. Ramón Blanco Balín

OUTSIDE

INDEPENDENT

Mr. Enrique de Aldama y Miñón.

Mr. Antonio Hernández-Gil Álvarez Cienfuegos

Mr. Juan Molins Amat

INSTITUTIONAL

Mr. Ricardo Fornesa Ribó

Mr. Manuel González Cid

Mr. Raúl Muñoz Leos (1)

(1) As natural person representative of P.M.I. Holdings B.V.

All authorities of the Board except those that cannot legally be delegated and those appearing as indelegable in the Regulation are permanently delegated to the Management Committee.

The Management Committee holds ordinary meetings monthly. The Secretary shall issue Minutes of the decisions taken in meetings, which shall be reported to the full Board of Directors. In 2003 it held 11 meetings.

•                  Audit and Control Committee

The Audit and Control Committee shall be comprised of at least three Directors who shall be named by the Board, but Executive Directors may not form part of it. At December 31, 2003, the following Directors were members of this Committee:

OUTSIDE

INDEPENDENT

Mr. Ignacio Bayón Mariné (Chairman)

Mr. Marcelino Oreja Aguirre

INSTITUTIONAL

Mr. Antonio Brufau Niubó

OUTSIDE

Mr. Carmelo de las Morenas López.

Established on February 27, 1995, the Audit and Control Committee has the function of supporting the Board of Directors in its supervisory duties, through the periodic review of the process of preparing economic / financial information, executive controls, supervision of Internal Audit, and the independence of the External Auditor, as well as review of compliance with all legal provisions and internal rules applicable to the Company. This Committee is responsible for proposing the external auditors to the Board of Directors, extending their commission and removing and specifying the terms of their hiring. Likewise, it shall report, through its Chairman, at the General Meeting of Stockholders, on the matters brought forward by stockholders in the areas where it is responsible.

To preserve the independence of the Auditor, the Audit and Control Committee must approve the contracting of the work – audit or non-audit – performed by the External Auditor.

The Committee meets whenever convened by its Chairman or requested by two of its members.

Seven meetings were held in 2003, and one Annual Report of operations, which is included in the appendix to this report, was prepared.

This Committee has a specific Regulation dated March 26, 2003, which regulates its responsibilities and operations and is available on the Internet (www.repsolypf.com).

•                  Nomination and Compensation Committee.

This Committee is comprised of at least three Directors appointed by the Board, who may not be Executive Directors. At December 31, 2003, the following members formed part of this Committee:

OUTSIDE

INDEPENDENT

Mr. Gonzalo Anes Alvarez-Castrillón (Chairman)

Mr. Antonio Hernández-Gil Alvarez-Cienfuegos

INSTITUTIONAL

Mr. Gregorio Villalabeitia Galárraga.

This Committee, which was established on February 27, 1995, is responsible for proposing or reporting to the Board of Directors on the selection and removal of Directors, appointments and compensation and, in particular, proposing the system of compensation for the Chairman, reporting on the appointment of the Company’s Senior Management, and the general compensation and incentive policy for those Senior Managers; reporting on the compensation of Directors and, in general, proposing and reporting on any other matters related to the foregoing which are requested by the Chairman or by the Board of Directors.

The Committee meets whenever the Board or Chairman requests the issuance of reports or the adoption of proposals within the scope of its responsibilities.

It held nine meetings in 2003.

This Committee has a specific Regulation dated March 26, 2003, which regulates its responsibilities and operations and is available on the Internet (www.repsolypf.com).

•                  Strategy, Investment and Competition Committee

This Committee is comprised of at least 3 Directors named by the Board. AT December 31, 2003, the following were members of this Committee:

OUTSIDE

INDEPENDENT

Mr. Enrique Aldama y Miñón (Chairman)

Mr. Juan Molins Amat

INSTITUTIONAL

P.M.I. Holdings, B.V., represented by Mr. Raul Muñoz Leos.

Established on September 25, 2002, this Committee is responsible for proposing or reporting to the Board of Directors on strategic decisions relevant to Repsol YPF, S.A. Group, as well as on investments and divestitures of assets of which the Board should be aware because of their size. It is also responsible for ensuring observance of the principles and precepts of the Antitrust Act and reporting to the Board on it.

The Strategy, Investments and Competition Committee meets whenever the Board or its Chairman request the issuance of reports or the adoption of proposals within the scope of its authorities.

Six meetings were held in 2003.

This Committee has a specific Regulation dated March 26, 2003, which regulates its responsibilities and operations, and is available on the Internet (www.repsolypf.com).

8)             Other Information of Interest

Fundamentally in response to the new requirements of American regulations, and although the establishment thereof is not mandatory, the Board of Directors, in its meeting of November 27, 2002, agreed to create an Disclosure Committee, under the supervision of the Audit and Control Committee, whose principal purpose is to coordinate and direct the establishment and maintenance of:

•                  Procedures for preparing accounting and financial information.

•                  Sufficient, adequate and effective internal control systems that assure the accuracy of the financial information that the Company must approve and record.

•                  Processes of identifying significant business and operational risks for the Company.

It must also review and supervise the procedures by which the Company prepares and present the following information:

•                  Communications that must be made to the CNMV, the SEC, the CNV and other regulatory bodies.

•                 Periodic financial reports.

•                 Press releases that contain financial information on results, earnings, material acquisitions, divestitures or any other information relevant to stockholders.

•                 Presentations to analysts, the investment community, financial rating agencies and lending institutions.

This Committee was established with the idea of reinforcing the Company’s policy that the information it disseminates to its stockholders, the markets where its stock is traded and the regulatory bodies of those markets, be true and complete, adequately represent its financial position as well as the result of its operations, and be disseminated within the time frames and pursuant to the other requirements established in the applicable precepts and general operating principles for market operations and good governance which the Company has assumed.

C) RELATED TRANSACTIONS AND INTRAGROUP TRANSACTIONS

1)             Transactions Undertaken with Material Stockholders in the Company

a)             Banco Bilbao Vizcaya Argentaria, S.A.

•                  Interest rate hedge transactions in the amount of 1.539 billion euros, which have generated net financial income in the fiscal year of 22 million euros.

•                  Foreign currency purchase and sale transactions in the amount of 1.144 billion euros.

•                  Average bank accounts and financial investments in the period amount to 2.180 billion euros, and have generated income of 46 million euros.

•                  It has granted credits and loans in the amount of 232 million euros in the period, with a cost of 9 million euros. The limit of the loan policies amounts to 612 million euros.

•                  During the period the average use of the guaranty policy was 115 million euros, which involved a cost of 0.3 million euros. The limit of this policy is 156 million euros.

•                  Expenses recorded for bank fees amounted to 10 million euros. This amount includes those generated as a result of the placement of fixed-income operations.

•                  The annual cost in fiscal year 2003 for lease transactions amounted to 0.4 million euros.

•                  At December 31, 2003, BBVA had issued 483,701 Repsol Visa cards, of which 398 are used as corporate credit cards by employees of the Repsol YPF Group.

b)             La Caixa d’Estalvis i Pensions de Barcelona

•                  Interest rate hedge transactions at the close of the fiscal year amounting to 500 million euros, generating net financial income in the fiscal year of 8 million euros.

•                  Foreign exchange hedge transactions in the amount of 57 million euros.

•                  Average bank accounts and financial investments in the period amounting to 43 million euros, generating income of 1 million euros.

•                  It granted credits and loans amounting to 63 million euros during the period, with a cost of 3 million euros. The limit of the loan policies amounts to 119 million euros.

•                  During the period the average use of the guaranty policy was 51 million euros, which involved a cost of 0.1 million euros. The limit of this policy is 70 million euros.

•                  Expenses recorded for bank fees amounted to 20 million euros. This amount includes those generated as a result of the placement of fixed-income operations.

•                  The annual cost in fiscal year 2003 for lease transactions amounted to 0.4 million euros.

•                  At December 31, 2003, La Caixa had issued 302,538 Repsol Visa cards, of which 447 are used as corporate credit cards by employees of the Repsol YPF Group.

c)              Petróleos Mexicanos

•                  The group has recorded purchases of products from Pemex group companies in the amount of 812 million euros.

•                  Sales of group products amounted to 67 million euros.

2)             Transactions Undertaken with Administrators and Managers of the Company and the Group of Companies of which the Company Forms Part

Members of the Board of Directors have not received any amount whatsoever as loans or advances.

At December 31, 2003, the balance of loans granted to managers of the company amounted to 1,406,278 euros, and accrued an average interest rate of 2.975%

3)             Material Transactions Undertaken with Other Companies Pertaining to the Same Group

The transactions undertaken by Repsol YPF, S.A. with member companies of its group, and these with each other, form part of the company’s normal course of business with respect to their objective and conditions.

In the process of consolidation all balances, transactions and material results between companies consolidated using the full consolidation method.

Transactions not eliminated in the consolidation process correspond to credits, debits, income, expenses and the results of transactions with companies consolidated using the proportional consolidation method in the proportion to the capital thereof not held by the Group, and of transactions with companies consolidated using the equity method, and of transactions with companies not consolidated because of their relative insignificance.

The most material transactions with group companies not eliminated during the consolidation process are loans granted and received. The 2003 Consolidated Balance Sheet includes 765 MM euros in assets and 225 MM euros in liabilities for this item.

The Statement of Profit and Loss includes 33 MM euros from financial income and 2 MM euros from finance expenses generated by loans with group companies not eliminated during the consolidation process.

D) RISK CONTROL SYSTEMS

Repsol YPF does business in many countries, under a number of regulatory frameworks and in all branches of the oil and gas business. As a result, Repsol YPF incurs:

•                  Market risks stemming from the volatility in the prices of oil, natural gas and their by-products, exchange rates and interest rates.

•                  Counterparty risk, stemming from financial agreements and from commercial commitments to vendors or clients.

•                  Liquidity and solvency risks.

•                  Legal and regulatory risks (including the risks of changes in tax legislation, industry and environmental regulations, exchange systems, production limits, limits on exports, etc.).

•                  Operational risks (including the risks of accidents and natural catastrophes, uncertainty regarding the physical characteristics of the oil and gas fields, and reputation, security and environmental risks)

•                  Economic environment risks (resulting from the international economic cycle and the economic cycle of the countries where it does business, technological innovations in the industries in which it operates, etc.).

The company considers that its salient risks are those that could jeopardize the achievement of the goals of its strategic plan and particularly that of maintaining its financial flexibility and solvency in the long term. Repsol YPF is prudent in the management of its assets and businesses. Nevertheless, many of the risks mentioned above are inherent to its business and beyond the control of the company, so that they cannot be entirely eliminated.

Repsol YPF has an organization, procedures and systems allowing it to identify, measure, assess, set priorities and control the risks to which the group is exposed and to decide to what extent such risks will be assumed, managed, mitigated or avoided. Risk analysis is an integral part of decision-making in the group, both at centralized management level and in the management of the various business units, with special attention being given to the concurrence of different risks or to the possible effects of diversification in the aggregate.

Repsol YPF has an organization directed at good corporate governance based on:

•                  Board of Directors Committees:

•                  Management Committee.

•                  Audit and Control Committee.

•                  Nomination and Compensation Committee.

•                  Strategy, Investments and Competition Committee.

The composition, powers and functions of these Committees are described in paragraph B) 7) g) of this report.

•                  Internal governing bodies:

•                  Executive Committee: its purpose is to support the Executive Chairman and the Managing Director in determining the most relevant strategy and decisions. In addition to supervising the Group, its duties include: proposing to the Board the Goals, Strategic Plan, Annual Budget, Human Resources Policy and Appointment of Officers; set priorities for and approve proposed investments and expenses; strategic oversight of results, the basic parameters of the group and Strategic Business Areas, and reviewing the evolution of business and the financial position of the Company.

•                  Senior Management: under the powers delegated to it by the Executive Committee, the Senior Management is responsible for the follow-up and coordination of business areas and corporate functions. Its responsibilities also include reviewing and proposing Goals, the Strategic Plan, the Annual Budget and approving the policies and initiatives of Corporate Directors.

•                  Disclosure Committee. The powers and duties of this Committee are described in paragraph B) 8) of this report.

•                  Corporate Reputation Committee: its main functions are: Reviewing and approving the Corporate Reputation policy of Repsol YPF and its consistency with the Vision, Commitments and Values of the Company; knowing, coordinating and approving, if required, the internal and external documents and actions of the Company with respect to Corporate Reputation; supporting the Corporate Reputation Department of the External Relations Department in the performance of its duties and in proposing actions and regulations.

•                  Management Environmental and Safety Committee; its functions are; guide, and, if required, approve the strategic goals and guidelines and the environmental and safety actions of the company; approve the revisions of the Repsol YPF Environmental Manual and all such other environmental provisions as may be deemed advisable and be proposed by the Shared Services Department; coordinate the environmental and safety actions of the Units, with the support of the Shared Services Department.

•                  Independent analysis, oversight units and functions specializing in the various fields of risk management. Specifically:

•                  An Internal Audit Unit, focusing on the on-going assessment and enhancement of existing controls with a view to guaranteeing that potential risks of all kinds (control, business, image, etc) which could affect the achievement of the strategic goals of the Repsol YPF Group are identified, measured and controlled at all times.

•                  Corporate Risk Management Unit, in charge of:

•                  Developing corporate risk policy, meaning a set of structural rules and actions related to the group’s financial and business strategy.

•                  Coordinating the development of specific provisions relating to financial and non-financial risks of the various business units and departments, ensuring their consistency and the consistency of all such provisions with the corporate risk policy.

•                  Promoting best practices in measuring and assessing risks and hedging strategies.

•                  Insurance Unit, charged with:

•                  Reviewing and assessing accidental risks that may affect the assets and activities of the group.

•                  Determining the most efficient policy to finance these risks by the best possible combination of self-insurance and transfer of risk. Implementing such insurance as may be deemed advisable in each case.

•                  Negotiating the compensations for insured accidents.

•                  Central Credit Risk Unit, charged with:

•                  Reviewing and controlling the credit risk stemming from business relations with third parties as a result of the activities of the group.

•                  Proposing risk policies and risk limits with third parties.

•                  Determining allowance criteria – application of allowance for insolvency, refinancing and actions for the recovery of debts.

•                  Environmental, Safety and Quality Unit: its purpose is to create the commitment and establishing the course of action of the Company in all its associated fields, as well as the basic conditions for their consistent application to all business units. To that end, it proposes policies, strategies and corporate regulations, defines and sets environmental, safety and quality management systems of the company, promoting and coordinating their execution. It is also responsible for providing guidance, coordination, follow-up and advice to business units in their actions, with such units retaining responsibility for their management and performance in those fields.

•                  Corporate Reputation Unit, responsible for directing and coordinating management activities with the organization units involved and assessing all corporate reputation values and risks in line with the guidelines and policies of the Corporate Reputation Committee and the External Relations Department to guarantee that the Repsol YPF corporate reputation model and strategy are followed.

In addition, there are several functional and business committees entrusted with the oversight of risk management activities within their field of responsibility. The risk control functions of units with market risk management responsibilities have been properly segregated and have the required independence to guarantee effective control.

At corporate level, the most important control systems and devices of Repsol YPF are the following:

•                  Preparation and continuous revision of a Repsol YPF Group Risk Map, whose contents are the following:

•                  Inventory of risks for the activities of the Group.

•                  Operational controls to mitigate the influence of the risks detected.

•                  Development and constant updating of a medium and long-term simulation tool for the financial statements of the group, according to the main risk variables affecting its business

•                  Development and continuous follow-up of the Strategic Plan and the Annual Budget in order to detect and, if required, rectify, significant deviations affecting the achievement of the pre-established goals.

•                  Existence of internal Rules and Procedures regulating all the activities of the Group.

•                  Availability of consistent and integrated Information Systems and control mechanisms to guarantee the reliability and completeness of the economic and financial information released by the Repsol YPF Group.

E) FUNCTIONING OF THE GENERAL SHAREHOLDERS MEETING AND THE
COURSE OF ITS MEETINGS

1)             Regulations of the General Shareholders’ Meeting

The Annual Shareholders’ Meeting held on April 4, 2003 approved the General Shareholders’ Meeting Regulations of Repsol YPF, S.A., which are posted in the Company’s web page. (www.repsolypf.com).

The Regulations of the Shareholders’ Meeting complement the legal provisions and the provisions of the bylaws relating to call, preparation, information, attendance, and course of the meeting and the exercise of voting rights, standardizing the procedures for preparing for and holding the meeting.

Their main purpose is to set forth the rights of shareholders to participate in taking the decisions that are essential to the Company. It regulates, inter alia, the following matters:

a)             Notice of Meeting

General Meetings, whether Regular or Special, are called by the Board of Directors by means of an announcement published in the Trade Mercantile Registry’s Official Bulletin and in two large-circulation daily newspapers in the province in which where the company is domiciled headquartered, with sufficient advance notice for it to be held and at least fifteen days prior to the date set for it to be held, in order for the shareholders to have adequate time to request and obtain supplementary information regarding the items on the Agenda.

The announcement will state the date and time of the meeting on first notice and all the matters to be discussed as included on the Agenda. Furthermore, it shall state the date, if pertinent, when the Meeting will be convened on second notice. Between the first and the second notices meeting there must be a period of at least twenty-four hours. The announcement shall also state the place and time when the documents that will be submitted to the Meeting for approval are going to be available to the shareholders, including the Management Report, the Social Report, the Environmental Report, and other mandatory reports or any decided upon the Board of Directors, without prejudice of the option attendant upon the shareholders to request and receive free delivery of all the documents mentioned.

If a duly called General Meeting is not held on first notice, and if the date of the second notice has not been provided in the announcement, it must be announced with the same disclosure requirements as the first, within fifteen days of the date of the Meeting that was not held and eight days prior to the meeting date.

A copy of the notice calling the General Meeting shall be included on the Company Web page. Furthermore, a copy thereof shall be sent to the Stock Markets where the shares are listed and to the share depositary institutions in order for them to proceed with the issuance of attendance cards.

The Board must call a Special General Shareholders Meeting when so requested by a number of shareholders owning at least five per cent of the capital stock, stating the matters to be discussed in the request. In this case, the Meeting must be called to be held within thirty days of the date on which the Board of Directors has been requested before a notary to call same.

The Board of Directors shall prepare the Agenda, necessarily including the matters that were the reason for the request.

b)             Shareholders’ Right of Information

Shareholders may request in writing prior to the session of the Meeting or verbally during it the reports or clarifications that they deem necessary concerning the matters included on the Agenda. The Board of Directors is obligated to provide such to them, except in cases where, in the Chairman’s opinion, disclosure of the information would be detrimental to the company’s interest. This exception shall not hold when the request is backed by shareholders representing at least one fourth of the capital stock.

After the notice calling the General Meeting has been published, the following documentation shall be made available to the shareholders at the Shareholders Service Office, located in the Company’s headquarters:

•                  Notice of General Meeting with the proposed resolutions to be adopted, and reports by the Board of Directors, if pertinent, regarding the justification and advisability thereof.

•                  Annual Financial Statements of Repsol YPF, S.A. and of the Consolidated Statements of REPSOL YPF, S.A. and its subsidiary companies, as well as the proposal for allocation of the results of REPSOL YPF, S.A. for the fiscal year in question.

•                  Management Report of REPSOL YPF, S.A. and consolidated Management Report for the fiscal year.

•                  Reports by the External Auditors of the Consolidated Annual Financial

Statements and of the Annual Financial Statements of Repsol YPF, S.A.

•                  Annual Corporate Governance Report.

•                  Social Report.

•                  Environmental Report.

•                  Any other report whose inclusion is mandatory or is decided upon by the Board of Directors.

At the place indicated for the holding of the General Meeting and on the day that it is held, various points of delivery for the abovementioned documentation will be available to the shareholders.

Furthermore, the Company Web page (www.repsolypf.com) shall contain a copy of the aforesaid documentation.

To supplement the shareholder’s right of information, a telephone number for shareholder information must also be stated in the notice calling the Meeting.

c)              Right of Attendance

A General Meeting may be attended by shareholders who own a minimum of 150 shares, provided that these are registered in the appropriate stock ledger posted in the respective accounting book five days prior to its being held and that they have the respective attendance card, which is to be issued on a nominative basis by the institutions that are legally pertinent. These institutions must send REPSOL YPF, S.A. a list of the cards that they have issued at the request of their respective clients prior to the date set for the meeting to be held.

Registration of the attendance cards will begin two hours prior to the time set for the Meeting to be held.

Shareholders who do not possess the minimum number of shares indicated in the previous paragraph may group themselves together for purposes of attendance, designating a representative, who need not be a shareholder.

d)             Representation

Any shareholder with the right to attend may cause himself to be represented at the General Meeting by another person, who need not be a shareholder.

A special proxy must be conferred in writing for each Meeting.

e)              Meeting Quorums

A General Meeting shall be validly sitting on first notice when the shareholders present or represented possess at least twenty-five percent of the subscribed capital stock with voting rights.

On second notice, the General Meeting shall be validly sitting regardless of the capital attending it.

In order for a Regular or Special General Meeting to be able to validly decide on issuance of bonds debenture issues, capital increases or decreases, the Company’s transformation, merger, spin-off or dissolution and, in general, any amendment of the Company Bylaws, the attendance of shareholders present or represented who possess at least fifty per cent (50%) of the subscribed capital with voting rights shall be necessary on first notice. On second notice, the attendance of twenty-five percent (25%) of said capital shall suffice.

When shareholders representing less than fifty per cent (50%) of the subscribed capital with voting rights are in attendance, the resolutions referred to in the previous paragraph may be adopted validly only with a vote in favor by two-thirds of the capital present or represented at the Meeting.

f)                Chairmanship of the General Meeting

General Meetings shall be chaired by the Chairman of the Board; absent him, by a Vice Chairman and, absent these, by the shareholder elected in each case by the shareholders attending the meeting.

The Chairman shall be assisted by a Secretary, who shall be the Secretary of the Board of Directors; absent him, the Assistant Secretary of the Board of Directors shall proceed and, absent him, the person appointed by the Meeting itself.

g)             Board of the General Meeting

The Board of the General Meeting shall be comprised of the Board of Directors.

h)             Counters

The Chairman shall appoint as many counters form among the shareholders as he deems necessary, who shall assist the Officers in drafting the list of attendees and, as pertinent, in tallying the votes.

i)                Deliberations and Adoption of Resolutions

Once the session is opened, the Secretary shall give a reading of the information on the notice and of the attendance on the basis of the list of attendees prepared by the Board of the Meeting for this purpose and which must state the capacity or proxy of each one of them and the number of shares of their own or of another’s with which they are attending.

The list of attendees may also be prepared by means of a card system or included on a computer medium. In these cases, the medium utilized shall be noted in the Minutes themselves, and the appropriate identification proceeding, signed by the Secretary with the Chairman’s approval, shall be drawn up on the pre-labeled cover of the card system or on the medium.

The summary of the list of attendees will determine the number of shareholders present or represented, as well as the amount of capital they hold, specifying which belongs to shareholders with voting rights. The Vice Chairman of the Board shall see to it that the Board of the Meeting Officers receive two copies of said summary signed by the Assistant Secretary and one Counter.

In view of the list of attendees, the Chairman will declare the Meeting validly sitting, if pertinent. If the Notary requested by the Company to draw up the Meeting Minutes is present, he will ask the attendees if there are reservations or protests regarding the Chairman’s statement of the attendance particulars in terms of shareholders and capital. Any shareholder who has stated reservations must show the personnel assisting the Board of the Meeting his attendance card and they shall corroborate and, as pertinent, correct the existing error.

Before commencing his report on the fiscal year and the proposals submitted to the Shareholders Meeting and to facilitate the Meeting, the Chairman shall ask the shareholders who request the floor to show their attendance cards to the Board of the Meeting staff, in order to organize the sequence of interventions.

Thereupon, the Chairman will report to the Meeting on the most relevant aspects of the fiscal year and of the Board’s proposal, while the persons authorized by him may supplement his exposition. The Chairman of the Auditing and Control Committee shall be available to the Meeting, in representation of the Committee, to respond to the questions posed there by the shareholders on matters within its purview. Once the exposition has finished, the Chairman will give the floor to the shareholders who have requested it, directing and keeping the debate within the limits of the Agenda, except as provided by Articles 131 and 134 of the Restated Text of the Joint Stock

Companies Law. The Chairman shall put an end to the discussion when, in his opinion, the matter has been sufficiently discussed, and he will thereupon submit the different proposed resolutions to a vote, with the Secretary giving a reading thereof. The reading of the proposals may be abridged by decision of the Chairman, provided that the shareholders representing the majority of the subscribed capital with voting rights present at the Meeting have no objection.

Resolutions are to be adopted with a vote in favor by a majority of the capital with voting rights present or represented at the Meeting, with the exceptions provided by Law and by the Bylaws. The maximum number of votes that any one shareholder or the companies belonging to any one Group can cast at a General Shareholders Meeting shall be 10% of the total capital stock with voting rights. For such purposes, entities shall be understood as comprising the same Group when controlled by another under the situation set forth under Art. 4 of the current Securities Market Law of July 28, 1988. This limitation on votes shall not prevent the entirety of the shares attending the Meeting from being calculated for determining the attendance quorum. No individual voting shall be necessary when the direction of the voting is evident by acclaim or from a show of hands and when this facilitates the proper progress of the Meeting proceedings. This shall not prevent dissenting votes from being noted on the record for shareholders who so request for purposes of a challenge or for any reason.

Once all the proposals have been voted on, the Meeting Secretary shall deliver to the Notary, if one has been involved, the note from the counters with the particulars collected on the results of the voting on each proposal, while the Chairman shall proceed to adjourn the session.

2)             Attendance Statistics

The following was the quorum at the Annual Shareholders’ Meetings of the last three years:

	2001	2002	2003
Quorum	39.61%	46.17%	53.45%

3)             Resolutions passed at the Annual Shareholders’ Meeting held on April 4, 2003

The following resolutions were passed at the Annual Shareholders’ Meeting held on April 4, 2003, with the following votes:

RESOLUTIONS

1	Affirmative	649,031,536	99.443%	Approval of the Financial Statements, the management of the Board and the proposal for the distribution of earnings.
	Negative	610,846	0.094%
	Abstention	1,006,630	0.154%
2	Affirmative	649,075,341	99.449%

•             Determination of the number of Directors.

•             Reelection of Messrs. Ignacio Bayón Mariné, Antonio Brufau Niubó and. Gregorio Villalabeitia Galarraga.

•             Appointment of Directors Messrs. Ramón Blanco Balín and. Adrián Lajous Vargas.

	Negative	51,773	0.008%
	Abstention	1,521,898	0.233%
3	Affirmative	649,628,244	99.534%	Reelection of “Deloitte & Touche España, S.L:” as Auditor of the Financial Statements of Repsol YPF S.A. and its Consolidated Group.
	Negative	18,281	0.003%
	Abstention	1,002,487	0.154%
4	Affirmative	650,233,846	99.627%	Authorization to the Board for the derivative acquisition of shares of Repsol YPF, S.A. directly or indirectly.
	Negative	21,952	0.003%
	Abstention	393,214	0.060%
5	Affirmative	649,630,704	99.534%	Amendment of the Corporate Bylaws to incorporate the regulations of the Audit and Control Committee.
	Negative	21,674	0.003%
	Abstention	996,634	0.153%
6	Affirmative	649,131,349	99.458%	Approval of the Regulations of the General Shareholders Meeting of Repsol YPF, S.A.
	Negative	5,451	0.001%
	Abstention	1,512,212	0.232%
7	Affirmative	650,249,654	99.629%	Delegation of powers to formalize the resolutions adopted.
	Negative	9,044	0.001%
	Abstention	390,314	0.060%

F) DEGREE OF COMPLIANCE WITH GOOD GOVERNANCE RECOMMENDATIONS

The Audit and Control Committee, exercising the powers granted by the current Board of Directors’ Regulations, has issued a report in which it considers that compliance with the Board of Directors Regulations in fiscal year 2003 has been highly satisfactory.

Following the Good Governance Code’s (Código de Buen Gobierno) Twenty-Third Recommendation, Repsol YPF, S.A. has included in its Annual Reports for 1998, 1999, 2000 and 2001 information on the degree of compliance with each of that Code’s recommendations, in the form suggested by the National Securities Market Commission.

The report on the 2002 fiscal year is structured much like those of prior years; it follows the Good Governance Code recommendation because that Code is viewed as still furnishing an appropriate tool for fulfilling the informational transparency principle that guides the actions of Repsol YPF, S.A., as well as including specific additions following the recommendations of the Report of the Special Commission to Foster Transparency and Security in the Markets and Listed Companies.

Concerning fiscal year 2003, now under review, and as long as the National Securities Market Commission does not issue a single document with all existing recommendations as provided in Order ECO/3722/2003, Repsol YPF wishes to leave on record the fact that its corporate governance practices to a large extent follow the guidelines set forth in the Good Governance Code and that they almost entirely follow the Recommendations made by the Special Commission to Foster Transparency and Security in the Markets and Listed Companies.

The following are the salient points regarding compliance with the 23 recommendations of the Good Governance Code:

1. THE BOARD OF DIRECTORS’ FUNCTIONS

Recommendation 1: “The Board of Directors should expressly assume the general supervisory function as its core mission, exercise the corresponding responsibilities exclusively and indelegably and establish a catalogue of the matters which are its exclusive competence.”

Section five of the Regulations for the Board of Directors lists the issues that require prior determination by the Board of Directors.

2. INDEPENDENT DIRECTORS

Recommendation 2: “The Board of Directors should include a reasonable number of independent directors who are prestigious professionals with no links to the management team or the significant shareholders.”

Six out of the fourteen members of the Board of Directors of Repsol YPF are Independent Outside directors.

3. COMPOSITION OF THE BOARD OF DIRECTORS

Recommendation 3: “In the composition of the Board of Directors, the non-executive directors (both domanial directors and independent directors) should have an ample majority over executive directors, and the proportion between domanial directors and independent directors should take account of the ratio between the significant holdings in capital and the other shareholders.”

Of the fourteen members of the Board of Directors, six are Independent Outside Directors, five are Institutional Outside Directors, one is an Outside Director and two are Executive Directors.

4. NUMBER OF BOARD MEMBERS

Recommendation 4: “The Board of Directors should adjust its size to achieve more efficiency and participation. In principle, the size could range from five to fifteen members.”

Section 30 of the Bylaws of the Company sets the minimum number of Directors at 9 and the maximum at 16. In 2003 there were 14 Directors.

5. THE CHAIRMAN OF THE BOARD

Recommendation 5: “If the Board chooses to combine the offices of Chairman and CEO in the same person, it should adopt the necessary safeguards to mitigate the risks of concentrating power in a single person.”

There is a long list of powers vested in the Board of Directors which cannot be delegated; it is complemented by the need for the reports and proposals issued by the Audit and Control, Nomination and Compensation, and Strategy, Investments, and Competition Committees regarding decisions delegated to the Chairman of the Board as the Company’s Chief Executive Officer, and without prejudice to the powers delegated to the Managing Director.

6. THE SECRETARY OF THE BOARD

Recommendation 6: “The figure of Secretary of the Board should be made more important and given more independence and stability, and his function of ensuring the formal and material legality of the Board’s actions should be highlighted.”

The functions of the Secretary of the Board and the Legal Adviser of the Board are performed by a single person who is an attorney at law. This arrangement strengthens the Secretary’s independence and ability to ensure the legality of the Board’s actions.

7. THE EXECUTIVE COMMITTEE

Recommendation 7: “The composition of the Executive Committee, if there is one, should reflect the same balance as in the Board between the various classes of director, and the relations between the two bodies should be inspired by the principle of transparency so that the Board of Directors has full knowledge of the matters discussed and the decisions made in the Executive Committee.”

The Management Committee consists of not more than eight members. It follows the principle whereby the Independent Outside Directors and Institutional Outside Directors exceed the Executive Directors in number (out of its eight members, three are Institutional Outside Directors, three are Independent Outside Directors and two are Executive Directors). All the Management Committee’s decisions must be reported to the Board at its next meeting, which rule is systematically abided by.

8. DELEGATE CONTROL COMMITTEES

Recommendation 8: “The Board of Directors should create sub-Committees for control purposes, composed exclusively of non-executive directors, to deal with matters of accounting information and control (Audit Committee), the selection of directors and senior executives (Nomination Committee), the determination and review of remuneration policies (Remuneration Committee) and the evaluation of the governance system (Compliance Committee).”

The Board has set up the Audit and Control Committee, the Nomination and Compensation Committee and the Strategy, Investments and Competition Committee.

9. INFORMATION FOR DIRECTORS

Recommendation 9: “The necessary measures should be adopted to ensure that directors have sufficient specifically-prepared and oriented information sufficiently in advance to prepare for Board meetings, and the importance or confidentiality of the information may not justify breaches of this recommendation except in exceptional circumstances.”

The Regulations formalize the Directors’ right to advising and information, with a broadly expressed content that can include access to external advisers. This arrangement facilitates information and currency regarding the different aspects of the Company’s life most closely linked to the Directors’ functions. The adoption of a predetermined annual calendar of meetings also facilitates their task.

10. THE BOARD OF DIRECTORS’ OPERATION

Recommendation 10: “To ensure the good working of the Board, it should meet as often as necessary to fulfill its mission; the Chairman should encourage all directors to participate and take positions; particular care should be taken in drafting the minutes; and the quality and efficiency of the Board’s work should be evaluated at least once per year.”

Board of Directors’ Meetings are held at monthly intervals. Board Committees have important powers concerning the annual assessment of the quality and efficiency of the Board’s work (control over internal procedures and assessment of the quality of work and dedication of time and effort, as well as compensation proposals.)

11. SELECTION AND RE-ELECTION OF DIRECTORS

Recommendation 11: “The Board’s participation in the selection and re-election of its members should conform to a formal, transparent procedure based on reasoned proposals from the Nomination Committee.”

The Nomination and Compensation Committee must report the appointment or re-election of the members of the Board of Directors.

12. RESIGNATION OF DIRECTORS

Recommendation 12: “Companies should establish in their regulations the obligation for directors to resign where they may have a detrimental impact on the working of the Board of Directors or on the company’s prestige and reputation.”

The Regulations enumerate the causes for removal of Directors, which are the logical consequence of their failure to fulfill the duties of personal and professional integrity imposed on Directors as a necessary condition for the proper performance of their responsibilities.

13. DIRECTORS’ AGE

Recommendation 13: “An age limit should be established for the position of director, which could be sixty-five to seventy for executive directors and the Chairman and somewhat more flexible for other members.”

The Aldama Committee Report has revised the criterion of the Olivencia Report on this matter and sets no age limit.

The current text of the Regulations for the Board of Directors does not set any age limit for Directors.

14. INFORMATION FACILITIES FOR DIRECTORS

Recommendation 14: “The right of every director to request and obtain the necessary information and advice to enable him to fulfill his supervisory functions should be formally recognized, and the appropriate channels for exercising this right should be established, including the possibility of engaging external experts in special circumstances.”

The Regulations expressly set forth the right of information and advice, owed to Directors, individually, and to their respective Committees which will allow them to perform their duties, including advice from external experts.

15. COMPENSATION FOR DIRECTORS

Recommendation 15: “The director remuneration policy, whose proposal, evaluation and review should be assigned to the Remuneration Committee, should conform to criteria of moderation, be commensurate with the company’s performance and be disclosed in detail on an individual basis.”

The Company’s Bylaws tie the Directors’ compensation to net earnings, and said compensation can only be paid after the obligations prescribed in the Laws and the Bylaws have been covered. The Bylaws also provide for the payment of incentives in the form of shares in the Company, stock options thereon or other securities entitling the holder to acquire shares, or by compensation schemes tied to the listed price of the shares; these formulas are not available to Independent Outside Directors or to Institutional Outside Directors, as provided in the Regulations.

The Annual Corporate Governance Report provides an individualized list of the amount of compensation received by each Director during the fiscal year for performing his duties in such capacity, with a breakdown of all the items that compose it, as well as the compensation of the Executive Directors for performing their executive functions. Attached to that report there is a list of the compensation received by the Senior Management of the Company.

16. GENERAL DUTIES OF THE DIRECTORS, AND CONFLICTS OF INTEREST

Recommendation 16: The company’s internal regulations should detail the obligations arising from the directors’ general duties of diligence and loyalty, with particular attention being given to conflicts of interest, the duty of confidentiality, and the use of the company’s business opportunities and assets.”

The Board of Directors’ Regulations set forth the Directors’ obligations regarding loyalty and diligence in the Chapter on their Legal Status, in the level of detail required by the Good Governance Code.

17. TRANSACTIONS WITH MAJOR SHAREHOLDERS

Recommendation 17: “The Board of Directors should foster the adoption of appropriate measures to extend the duties of loyalty to the significant shareholders and, in particular, establish safeguards covering transactions between significant shareholders and the company.”

The Regulations require Institutional Outside Directors holding management positions in other companies where they have been elected to the Board, to abstain from voting on transactions with such companies.

Transactions with significant shareholders are published in the Annual Corporate Governance Report.

18. COMMUNICATION WITH THE SHAREHOLDERS

Recommendation 18: “Measures should be taken to provide greater transparency in the mechanism of proxies and to promote communication between the company and its shareholders, particularly institutional investors.”

While fully respecting the principle of equal access to relevant information, the Regulations provide for the creation of informal communication channels for regular exchange of information with institutional shareholders in both directions. Concerning the search for greater transparency in the delegation of voting rights, the US rules and practices to which the Company is subject as a result of its listing on the New York Stock Exchange ensures the application of what are probably the most demanding standards of any financial market.

19. TRANSPARENCY

Recommendation 19: “The Board of Directors should go beyond the reporting requirements of the current legislation and undertake to provide the markets with fast, accurate and reliable information, particularly with regard to the shareholder structure, substantial modifications in the rules of governance, related-party transactions of particular importance and transactions with own shares.”

The Regulations assign the Board of Directors specific functions relating to the Securities Market, designed to ensure the Company’s transparency vis-à-vis the financial markets. Notwithstanding the regulatory provisions, the fact that the shares of REPSOL YPF, S.A. are listed on financial markets as highly developed as that of the United States obliges the Company – not only legally but also nearly on equal terms, due to market pressure – to comply with the best practices regarding informational content.

20. FINANCIAL INFORMATION

Recommendation 20: “All the periodical financial information, in addition to the annual report, which is released to the markets should be drafted under the same professional principles and practices as the annual accounts and should be verified by the Audit Committee before release.”

The periodic information on the financial statements that is offered to the markets is analyzed by the Audit and Control Committee prior to its submission to the Board, so as to make sure it is correct, reliable, sufficient, and clear.

21. EXTERNAL AUDITORS

Recommendation 21: “The Board of Directors and the Audit Committee should monitor situations which might jeopardise the independence of the company’s external auditors and, specifically, they should verify the percentage of the audit firm’s total revenues represented by the fees paid to it under all headings, and professional services other than auditing should be publicly disclosed.”

In fiscal year 2003, the fees paid to the Auditor and its organization for auditing work at Repsol YPF, S.A. and the companies of its Group totaled 4.6 million euros. Fees paid to the Auditor and its organization for various professional services other than audit services rendered to Repsol YPF, S.A. and the companies of its Group during that fiscal year totaled 0.8 million euros.

Both amounts, in the aggregate, do not represent more than 10% of the total revenues of the Auditor and its organization.

22. AUDIT QUALIFICATIONS

Recommendation 22: “The Board of Directors should endeavour to ensure that the accounts drafted by it and submitted to the Shareholders’ Meeting should be free of audit qualifications and, where this is not possible, both the Board and the auditors should explain clearly the content and scope of the discrepancies to the shareholders and the markets.”

The Audit and Control Committee has the specific function of addressing the need to adapt the Annual Accounts to the qualifications or reservations expressed by the Auditors of the Company’s Accounts, and to make an appropriate proposal to the Board of Directors so that it can make its decision on the basis of full information. The Audit and Control Committee likewise protects the independence of the External Audit, preventing any alteration of the Auditors’ warnings, opinions, or recommendations on the one hand, and on the other determining and watching out for any incompatibility between the provision of the Audit services and any other services.

23. INFORMATION ON CORPORATE GOVERNANCE

Recommendation 23: “The Board of Directors should include information about its rules of governance in the annual report, and justify any departures from the recommendations of this Code.”

This report on Corporate Governance reflects the intention of providing maximum compliance with the Recommendations of the Good Governance Code, and more recently, those of the Special Commission to Foster Transparency and Security in the Markets and Listed Companies, as regards publicity for the rules of corporate governance.

APPENDIX

AUDIT AND CONTROL COMMITTEE

OF THE BOARD OF DIRECTORS OF REPSOL YPF, S.A.

ACTIVITY REPORT FOR THE 2003 FISCAL YEAR

Audit and Control Committee of the Board of Directors of Repsol YPF, S.A.

Chairman:

Mr. Ignacio Bayón Mariné.

Members:

Antonio Brufau Niubó.

Marcelino Oreja Aguirre.

Carmelo de las Morenas López.

Activities of the Audit and Control Committee

a)             Background.

The Audit and Control Committee of the Board of Directors of Repsol YPF, S.A. was set up by the Board of Directors of Repsol S.A. at its meeting held on February 27, 1995.

Article 30th of the Board of Directors’ Regulations of Repsol YPF, S.A. sets forth the structure, operation, and scope of activity of the Audit and Control Committee. Specific Regulations for the Audit and Control Committee were approved on March 26, 2003. The purpose of such specific regulations is to govern its operation. As provided in the Board’s Regulations, it is an internal organ of the Board of Directors, with oversight, reporting, advisory and proposing functions, in addition to the other functions assigned to it by Law, the Bylaws or Board Regulations in those spheres that are within the scope of its authority.

The function of the Committee is to provide support to the Board of Directors in its oversight work by reviewing, from time to time, the process for preparing economic and financial information, its internal controls, oversight of the Internal Audit and the independence of the External Audit, as well as reviewing compliance with all legal provisions and internal regulations applicable to the Company. This Committee has authority to submit proposed resolutions to the Board of Directors for submission to the General Shareholders Meeting regarding the appointment of its External Auditors, the extension and termination of their appointment and the terms on which they are to be retained.

Since its creation and until December 2003, the Audit and Control Committee of the Board met on forty-one occasions (the last of which was on December 17, 2003).

The Committee, made up of four Directors, has been advised by the Corporate Audit Director and the External Auditor of the salient points relating to internal control and the Audit of the Consolidated Financial Statements.

b)             Calendar of meetings held in fiscal 2003

The following are the meetings of the Audit and Control Committee held during fiscal 2003 and the business dealt with therein:

Meeting	Date	Agenda
Nº 35	1/29/2003

•             Review of the External Auditor’s report dated December 20, 2002 with the main findings of its preliminary review of the consolidated financial statements as of September 30, 2002.

•             Summary of Internal Audit reports issued since the previous meeting of the Committee.

•             Summary of compliance with the Annual Internal Audit Plan in fiscal 2002.

•             Approval of Annual Internal Audit Plan for fiscal 2003.

•             Review of the draft Regulations for the Disclosure Committee.

Nº 36	3/4/2003	• Annual Financial Statements and Management Report for the annual fiscal year ended December 31, 2002. External Auditors’ Report. • Corporate Governance Report for fiscal year 2002.
Nº 37	5/12/ 2003

•             Review of the draft 20-F report for the annual fiscal year ended December 31, 2002.

•             Submission of results as of March 31, 2003.

•             Approval of the proposal for collaboration with an external adviser to review the internal control system within the scope of the Sarbanes Oxley Act.

•             Degree of progress of the 2003 Internal Audit Plan as of March 31, 2003.

•             Summary of reports issued by Internal Audit through April 30, 2003.

Nº 38	6/25/2003

•             Approval of a procedure for “Prior approval of services rendered by the External Auditor” complying with the Sarbanes Oxley Act.

•             Degree of progress in the collaboration project for review of the internal control system within the scope of the Sarbanes Oxley Act.

•             Degree of progress of the 2003 Internal Audit Plan as of May 31, 2003.

•             Summary of reports issued by Internal Audit through June 15, 2003.

•             External Auditors’ Report on Registration with the SEC of Form 20-F of the Repsol YPF Group for fiscal year 2002.

•             Review of the draft “Repsol YPF Group Internal Conduct Regulations regarding to Securities Market.”

Meeting	Date	Agenda
Nº 39	10/3/2003

•             Approval of the work to be done by the External Auditors complying with the approved procedure.

•             Review of the draft “Code of Ethics and Conduct for Repsol YPF employees.”

•             Presentation of the SEC regulations in connection with the Sarbanes Oxley Act.

•             Application of the International Accounting Standards in the Repsol YPF Group.

•             Degree of Progress of the 2003 Annual Internal Audit Plan as of August 31, 2003.

•             Summary of reports issued by Internal Audit through September 15, 2003.

Nº 40	11/6/2003

•             Submission of the results of the Group as of September 30, 2003.

•             Revision N°2 of the draft “Code of Ethics and Conduct for Repsol YPF employees.”

•             Preparation of the draft Report of Activities of the Audit and Control Committee of the Board for fiscal 2003. Definition of criteria to be followed.

•             Summary of reports issued by Internal Audit through October 31, 2003.

Nº 41	12/17/2003	• Approval of proposed fees of the External Auditor for fiscal 2003. • Approval of the work to be performed by the External Auditors, complying with the approved procedure.

c)              Main activities during fiscal year 2003.

The salient point of the activities of the Audit and Control Committee of the Board has been the monitoring of the new legislation published in fiscal years 2002 and 2003 primarily relating to the governance of listed companies.

In this connection, the main developments were:

•                  The Sarbanes Oxley Act of July 29, 2002.

•                  Law 44/2002, of November 22, Reform Measures for the Financial System.

•                  Law 26/2003, of July 17 amending Law 24/1988 dated July 28 of the Stock Exchange, and the consolidated text of the Corporations Law approved by Royal Legislative Decree 1564/1989 dated December 22, to enhance the transparency of listed corporations.

In addition, the Committee has also performed its function of reviewing the economic and financial information prepared as well as its internal controls and supervising the External Auditor.

c.1.                 Economic and financial information

Before submitting it to the Board, the Committee reviews the consolidated financial statements included in the annual and quarterly reports, with the support of the Chief Financial Officer and the External Auditor.

In addition, the Committee has received timely information both from the Corporate Audit Department and from the External Auditor on issues relating to the financial statements of the Group or of any of the Companies of the Group detected during such work.

As part of its function of reviewing changes in the accounting principles used and the presentation of the financial statements, the Committee has received information regarding the effect of the application of the new International Accounting Standards on the financial statements of the Group.

c.2.                 Oversight of the internal control system

As part of its function of overseeing the internal control system, the Committee has monitored the development of the Annual Corporate Audit Plan approved at the meeting held on January 29, 2003. The projects carried out by the Corporate Audit department are directed at covering the most relevant risks of the Group, as well as responding to specific requests from Senior Management during the year to review certain issues that are considered risks in the course of the activities of the Company. At each of its meetings, the Committee is advised of the most important issues found in the course of the completed projects.

In addition, during fiscal year 2003 and in the light of the Sarbanes Oxley Act and the development of its contents made by the SEC, the Group has planned a project to review the internal control systems for the process of preparing economic and financial information in order to determine their degree of efficiency and operating capacity. Several departments of the organization have collaborated in this project, including the Corporate Audit Department.

c.3.                 Relations with the external auditor

As part of its assigned functions, the Committee approved the fees of the External Auditor for fiscal year 2002 at the meeting held on December 3, 2002 and for fiscal year 2003 at the meeting held on December 17, 2003.

In fiscal year 2003, the Committee was timely informed by the External Auditor of all significant issues found during the audit of the consolidated financial statements of the Repsol YPF Group. The External Auditor attended Committee meetings and reported to its Chairman whenever it was deemed necessary.

Lastly, it should be noted that, following the recommendations of the Good Governance Codes and complying with the requirements of current legislation, the Audit and Control Committee of the Board, in its task of ensuring the independence of the External Audit, approved a procedure for preliminary approval by the Committee of the proposals for services to be rendered by the External Auditor, regardless of their scope, area and nature. This procedure was established as an Internal Regulation that is mandatory for the entire YPF Repsol Group worldwide.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date:	March 24, 2004	By:	/s/ Luis Mañas
			Name:	Luis Mañas
			Title:	Chief Financial Officer